04045214

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 30 Sep, 2004 pages: 1 + 35

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.1.2 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the Information by the issuers whose shares were admitted to public exchange.

subject: **SEMI-ANNUAL REPORT FOR THE 1ST HALF OF 2004 UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS**

The Management Board of Prokom Software SA informs, that:

Attached please find a copy of the Semi-Annual Report for the 1st half of 2004 under International Financial Reporting Standards.

30 Sep 2004 Dariusz Górka
Vice President of the Management Board

PROKOM SOFTWARE S.A.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE 6 MONTHS PERIOD ENDED 30 JUNE 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS TOGETHER WITH AUDITORS' REVIEW REPORT

Review report of the independent auditors

To the Supervisory Board of Prokom Software S.A.

We have reviewed the accompanying condensed consolidated financial statements of PROKOM SOFTWARE S.A. (the "Company") for the 6 month period ended 30 June 2004. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the accompanying condensed consolidated financial statements.

The consolidated financial statements for the year ended 31 December 2003 were subject to our audit and we issued our opinion with qualification regarding valuation of a purchase option for Softbank S.A. shares based on the method of valuation which was diverse from the methods used to value those kind of options including emphasis of matter paragraphs relating to changes of the contracts revenue and costs recognition principles introduced in the first half of 2003 and uncertainty relating to realizability of net assets relating to Epsilio S.A. and deferred tax asset as of 31 December 2003 recognized by subsidiary Softbank S.A. The condensed consolidated financial statements for the 6 month period ended 30 June 2003 were subject to our review and we issued our review report with qualifications regarding valuation of embedded derivatives relating to rental contracts as of 31 December 2002 and 30 June 2003 and valuation of a purchase option for Softbank S.A. shares as of 31 December 2002 and 30 June 2003 including emphasis of matter paragraphs relating to changes of the contracts revenue and costs recognition principles introduced in the first half of 2003 and uncertainty relating to realizability of net assets relating to Epsilio S.A.

Based on our review, except for the potential effects of the above described valuation of option on the comparable condensed consolidated financial information for the 6 month period ended 30 June 2003, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Without further qualifying our report, we draw attention to the following matters:

As presented in Note 12e to the accompanying condensed consolidated financial statements the goodwill resulting from Epsilio S.A. acquisition as at 30 June 2004 amounts to 25.268 thousand zloty. As at 30 June 2004 Epsilio S.A. had net assets amounting to 586 thousand zloty. A valuation of Epsilio S.A. prepared by Softbank S.A. indicates a value in excess of the assets of Epsilio S.A. included in the accompanying condensed consolidated financial statements. Moreover the realization of the above assets is dependent on Epsilio S.A. achieving the future results assumed in the valuation.

We also reported separately on the consolidated financial statements of the Company for 6 months period ended 30 June 2004 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern the accompanying condensed consolidated financial statements referred to are summarized in Note 16 of the accompanying condensed consolidated financial statements.

Ernst & Young Audit sp. z o.o.

Warsaw, Poland
30 September 2004

Prokom Software S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS PERIOD ENDED 30 JUNE 2004

Table of contents **Page**

This report contains 33 consecutively numbered pages, from page 1 to 33.

The accompanying Condensed consolidated financial information were authorized for issue in accordance with a resolution of the Management Board of Prokom Software S.A. on 30 September 2004.

On behalf of the Management Board:

Dariusz Górka
Vice President of the Board of Directors

Krzysztof Wilski
Vice President of the Board of Directors

Expressed in Polish Złoty (PLN) all amounts in thousands

General information

Prokom Software S.A. ("the Company"), a joint stock company, incorporated and domiciled in Poland is the Group's parent company. The Company was formed in 1997 under Polish law as in the Notarial Deed by a Notary Izabela Miklas of 14 May 1997.

The Company was entered into the National Court Register Entry No. KRS 0000041559 on 8 August 2003.

The address of its registered office is: Warsaw, Al. Jerozolimskie 65/79, Poland.

Since 10 February 1998 the Company's shares have been listed on the Warsaw Stock Exchange. In December 1997 the Company also signed an agreement with the Bank of New York on the basis of which Global Depository Receipts were issued and are currently listed in London and traded under Rule 144(a) in the United States of America.

The Group's principal activities are:

(i) providing information technology services and equipment comprising the design, installation and implementation of comprehensive information technology solutions to large companies and government entities in Poland;

(ii) internet services.

Expressed in Polish Zloty (PLN) all amounts in thousands

Condensed consolidated balance sheet

	Note	30 June 2004 unaudited	31 December 2003
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		39 401	69 191
Held for trading investments			
Related parties	9	-	10 559
Other		63 377	69 833
		63 377	80 392
Available for sale investments		-	58 823
Trade receivables	1		
Related parties	9	2 942	8 035
Other		345 382	353 645
		348 324	361 680
Other receivables	2		
Related parties	9	24 006	21 111
Other		147 593	191 144
		171 599	212 255
Inventories and work in progress		39 906	29 493
Construction contracts work in progress		18 655	17 984
Prepaid expenses		26 719	8 702
TOTAL CURRENT ASSETS		**707 981**	**838 520**
NON-CURRENT ASSETS			
Restricted cash		8 899	8 358
Held to maturity investments			
Related parties	9	283 325	283 604
Other		-	-
		283 325	283 604
Non-current receivables			
Related parties	9	9 827	9 818
Other	4	88 206	87 047
		98 033	96 865
Deferred tax		28 599	27 311
Available for sale investments		5 900	6 759
Interest in associated undertakings		27 619	26 309
Investment properties		1 706	1 706
Goodwill on consolidation		162 911	165 696
Intangible fixed assets	3	44 384	38 092
Tangible fixed assets	3	298 631	137 106
TOTAL NON-CURRENT ASSETS		**960 007**	**791 806**
TOTAL ASSETS		**1 667 988**	**1 630 326**

Accompanying notes are integral part of these condensed consolidated financial statements

Expressed in Polish Złoty (PLN) all amounts in thousands

Condensed consolidated balance sheet cont.

	Note	30 June 2004 unaudited	31 December 2003
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Short term borrowings	7	236 349	276 555
Trade accounts payable			
Related parties	9	2 487	1 638
Other		142 236	207 902
		144 723	209 540
Other liabilities			
Government		36 237	39.981
Employees		8 614	7 522
Finance lease liabilities		5 719	-
Accruals and other liabilities		111 481	68 284
Deferred income		14 682	12 913
TOTAL CURRENT LIABILITIES		**557 805**	**614 795**
NON-CURRENT LIABILITIES			
Long term borrowings	6	185 826	189 198
Finance lease liabilities		111 356	-
Provisions		1 445	1 451
TOTAL NON-CURRENT LIABILITIES		**298 627**	**190 649**
MINORITY INTERESTS		**121 458**	**143 326**
SHAREHOLDERS' EQUITY			
Share capital	5	14 185	14 085
Share premium		248 204	233 400
Translation reserve		27	-
Retained earnings		427 682	434 071
TOTAL SHAREHOLDERS' EQUITY		**690 098**	**681 556**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1 667 988**	**1 630 326**

Accompanying notes are integral part of these condensed consolidated financial statements

Expressed in Polish Zloty (PLN) all amounts in thousands

Condensed consolidated income statement

	Note	6 months ended 30 June 2004 unaudited	6 months ended 30 June 2003 unaudited
Revenues	8	650 531	693 054
Cost of sales		(411 658)	(473 607)
GROSS MARGIN		**238 873**	**219 447**
Selling costs		(46 316)	(37 159)
General and administrative expenses		(149 680)	(124 672)
Other operating income / (expenses), net		(19 741)	(7 960)
OPERATING PROFIT		**23 136**	**49 656**
Financial income / (expenses), net		(11 820)	26 838
Share in results of associates		11	(4 120)
Dilution loss on subsidiaries		(8 497)	(5 041)
PROFIT BEFORE INCOME TAXES		**2 830**	**67 333**
Corporate income tax		(7 988)	(30 214)
PROFIT (LOSS) FROM ORDINARY ACTIVITY		**(5 158)**	**37 119**
Minority interest		205	(7 438)
NET (LOSS) PROFIT		**(4 953)**	**29 681**
Basic and diluted earnings per share (in PLN):		**(0,36)**	**2,19**

Accompanying notes are integral part of these condensed consolidated financial statements

Expressed in Polish Zloty (PLN) all amounts in thousands

Condensed consolidated statement of changes in shareholders' equity

	Share capital	Share premium	Retained earnings	Translation reserve	Total shareholders equity
Balance at 1 January 2003	**13 828**	**195 348**	**326 502**	-	**535 678**
Net profit for 6 months ended 30 June 2003	-	-	29 681	-	29 681
Other	-	-	(294)	-	(294)
Balance at 30 June 2003 (unaudited)	**13 828**	**195 348**	**355 889**	-	**565 065**
Balance at 1 January 2004	**14 085**	**233 400**	**434 071**	-	**681 556**
Net loss for 6 months ended 30 June 2003	-	-	(4 953)	-	(4 953)
Conversion of bonds into E-series shares	100	14 804	-	-	14 904
Translation reserve	-	-	-	27	27
Other	-	-	(1 436)	-	(1 436)
Balance at 30 June 2004 (unaudited)	**14 185**	**248 204**	**427 682**	**27**	**690 098**

Accompanying notes are integral part of these condensed consolidated financial statements

Expressed in Polish Zloty (PLN) all amounts in thousands

Condensed consolidated cash flow statement

		6 months ended 30 June 2004 unaudited	6 months ended 30 June 2003 unaudited
Net cash flow from (used in) operating activities:			
Net profit before taxation		2 830	67 333
Adjustments to reconcile net profit to net cash generated by operating activities			
Depreciation and amortization		42 073	40 693
Dilution loss on subsidiary		-	5 041
(Profit)Loss on associated undertakings		(11)	4 120
Changes in working capital		(70 421)	(20 630)
Interest expense		10 320	20 156
Investment loss (income)		5 924	(63 035)
Other,net		13 954	(8 028)
Net cash generated by operating activities		4 669	45 650
Interest paid		(25 617)	(18 210)
Tax paid		(8 547)	(13 594)
Net cash from operating activities		(29 495)	13 846
Cash flow used in investing activities:			
Sales of held for trading and available for sale investments		35 430	(131 580)
Purchase of held for trading and available for sale investments		(41 215)	93 160
Sales of tangible and intangible fixed assets		1 320	1 896
Purchase of tangible and intangible fixed assets		(35 646)	(16 302)
Purchase of held to maturity investments from related parties		(510)	(403)
Sales of held to maturity investments from related parties		-	38 528
Sales of shares in associated undertaking		53 663	-
Purchase of subsidiaries	12	(16 555)	(19 916)
Cash and cash equivalents of subsidiaries acquired	12	9 786	604
Disposal of subsidiary		10	-
Advances repaid		13 545	-
Advances given		(3 174)	(4 595)
Interests received from related parties		10 097	10 711
Interest received from non related parties		3 050	7 469
Dividends received		-	2 940
Other, net		(189)	298
Net cash used in investing activities		29 612	(17 190)
Cash flow from financing activities:			
Repayments of bank loans and commercial papers		(142 417)	(227 020)
Proceeds from bank loans and commercial papers		120 727	255 925
Other changes		(8 217)	(11 836)
Net cash provided by financing activities		(29 907)	17 069
Net change in cash and cash equivalents		(29 790)	13 725
Cash and cash equivalents at the beginning of the period		69 191	87 469
Cash and cash equivalents at the end of the period		39 401	101 194

Accompanying notes are integral part of these condensed consolidated financial statements

Expressed in Polish Zloty (PLN) all amounts in thousands

Basis of preparation of the condensed financial statements

The Group applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods.

The Group entities maintain their books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS") as defined by the Accounting Act dated 29 September 1994 ("Accounting Act"). These financial statements include certain adjustments not reflected in the Company's or other Group entities books to present these statements in accordance with standards and interpretations issued by International Accounting Standard Board ("IASB") and the International Financial Reporting Interpretation Comitee ("IFRIC" formerly Standing Interpretations Committee ("SIC")), and their effect on net profit and net assets resulting from adopting International Financing Reporting Standards are presented in Note 16.

In the reporting periods before 1 January 2003, the Company recognized the revenue from software production and implementation according to sales invoices included in this reporting period. At the same time, on the basis of its estimate, it recognized the corresponding amount of costs through the creation of accruals which maintained the margin on a fixed (historically realized) level. Costs relating to unrecognized revenues were capitalized under work-in-progress in the balance sheet. The use of this method in the past was due to limitations resulting from the accounting for the costs of realized contracts as applied by the Company.

In the first 6 months of 2003 the Company changed its accounting policy relating to the recognition of revenue on IT contracts to the percentage of completion method. In accordance with this method, revenue and costs are recognized based on percentage of completion basis proportionately to the degree of completion of the service as at the balance sheet date, provided that this can be reliably measured. If the outcome of the transaction cannot be reasonably determined, revenue is recognized only up to the amount of costs incurred. Revenue from maintenance services is recognized on a straight line basis over the term of the contract.

These interim condensed consolidated financial statements were prepared on the going concern basis. The Company and all subsidiaries and associates are assumed to continue in operation for the foreseeable future. There were no circumstances in the reported period indicating otherwise.

These condensed consolidated financial statements contain all adjustments which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the interim periods ended on 30 June 2004 and 30 June 2003 and the Company's consolidated financial position as of 30 June 2004 and 31 December 2003. The interim financial statements results are not necessarily indicative of the results for the full year.

These interim condensed consolidated financial statements for the 6 months period ended 30 June 2004 have been prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003 .

These interim condensed financial statements should be read in conjunction with the financial statements for the year ended 31 December 2003.

Due to the fact that the tools and records relating to the costs of contracts in progress were implemented in the largest group entities in 2003, the Company is unable to make this change on a

retrospective basis, as it is not possible to calculate the amount of adjustment to revenues and costs resulting from the adopted accounting policy in relation to periods before 1 January 2003.
Therefore, the profit and loss account for the first 6 months of 2003 includes an effect of the above change in accounting policy.

Expressed in Polish Złoty (PLN) all amounts in thousands

Notes to the condensed consolidated financial statements.

1. Trade receivables

	30 June 2004 unaudited	31 December 2003
Trade receivables	370 696	375 588
Less: Provision for impairment of receivables	(25 314)	(21 943)
Related parties (Note 9)	2 942	8 035
	348 324	**361 680**

Trade receivables, which are presented net of an allowance for doubtful receivables, reflect the nature of the Group's business, which is focused on a small number of large contracts for major Polish corporations and government entities.

The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Due to this, management believes that there is no additional credit risk beyond amounts provided for collection losses inherent in the Group' trade receivables.

2. Other receivables

	30 June 2004 unaudited	31 December 2003
Related parties (Note 9)	24 006	21 111
Government receivables	35 114	24 091
Loans to third parties	1 908	2 304
Amounts due from customers on construction contracts	110 571	76 292
Amount due from TPI S.A. on sale of shares of Wirtualna Polska S.A.	-	53 634
Other	-	34 823
	171 599	**212 255**

Amounts due from customers on long-term contracts relate to the revenue estimated in accordance with IAS 11

3. Tangible and intangible fixed assets

Six months ended 30 June 2004	**Property, plant and equipment**	**Intangible assets**
Opening net book value	137 106	38 092
Additions	143 348	16 480
Acquisition of subsidiary	32 518	2 586
Disposals	(4 701)	(1 279)
Depreciation/amortization, impairment and other movements	(9 640)	(11 495)
Closing net book value	**298 631**	**44 384**

4. Other long-term receivables

	30 June 2004 unaudited	31 December 2003
Related parties (Note 9)	9 827	9 818
Long term loans	76 005	85 549
Deposits, bills of exchange and other	12 201	1 498
	98 033	**96 865**

Included in the above balance is a loan granted to a third party in the amount of PLN 72,976 for the acquisition of shares in an IT company. The loan is secured on these shares and on the rights to acquire additional shares of that company. Based on the analysis made by the management of the Company, there are no circumstances that could adversely influence the recoverability of that asset.

5. Share capital

The total authorized number of shares in issue is as follows (not in thousands):

	30 June 2004 unaudited	31 December 2003
A-series preference shares	185 416	185 416
B-series shares	9 814 584	9 814 584
C-series shares	2 700 000	2 700 000
D-series shares	762 000	762 000
E-series shares	356 306	256 677
F-series shares	72 524	72 524
	13 890 830	**13 791 201**

All shares are fully paid. The Company does not hold treasury shares. No dividend has been declared nor paid in the period ended 30 June 2004.

a. Nominal value of shares

All shares are issued at a nominal value of PLN 1 (not in thousands). Additionally, in 1996 share capital was adjusted by the effect of hyperinflation in the amount of PLN 294.

b. Shareholders' rights

Each A-series preference share carries five voting rights. The shares of B, C, D,E and F-series confer one vote per share. All classes of issued shares rank equally in terms of dividends and return on capital.

Expressed in Polish Złoty (PLN) all amounts in thousands

c. Significant shareholders

The following shareholders held more than 5% of shares:

		30 June 2004	31 December 2003
Prokom Investments S.A.*			
	% of ownership	12,07%	17,12%
	% of voting rights	13,48%	18,28%
Ryszard Krauze*			
	% of ownership	13,33%	13,69%
	% of voting rights	13,92%	14,27%
Bank of New York**			
	% of ownership	9,38%	11,21%
	% of voting rights	8,91%	10,64%
CU OFE BPH CU WBK			
	% of ownership	6,98%	4,22%
	% of voting rights	6,62%	4,01%
J.P. Morgan Chase & Co			
	% of ownership	6,29%	-
	% of voting rights	5,97%	-
PZU.S.A.			
	% of ownership	5,89%	5,45%
	% of voting rights	5,59%	5,17%

**) Mr. Ryszard Krauze held 66.8% of the share capital and total voting rights of Prokom Investments S.A. (66.8%as at 31 December 2003)*
***) Depository bank in GDR program*

Expressed in Polish Zloty (PLN) all amounts in thousands

6. Long-term borrowings

	30 June 2004 unaudited	31 December 2003
Long term bank loans (a)	185 792	189 198
Other	34	-
	185 826	**189 198**

a. Long-term bank loans

	30 June 2004 unaudited	31 December 2003
Bank loan (1) from Bank Przemysłowo-Handlowy PBK S.A.	56 331	56 364
Bank loan (2) from Bank Przemysłowo-Handlowy PBK S.A.	61 491	69 472
Bank loan from Raiffeisen Bank Polska S.A.	37 242	21 545
Bank loan from J&T Banka, a.s.	-	35 211
HVB Bank Czech Republic a.s.	30 464	-
Loan from Keene & Sons Limited	-	6 184
Other	264	422
	185 792	**189 198**

Loan from Bank Przemysłowo-Handlowy PBK S.A.

Loan (1) from Bank Przemysłowo-Handlowy PBK S.A.

This loan is denominated in PLN and was granted on 19 May 2003. The loan may be drawn up to the maximum amount of PLN 100,000. As at 30 June 2004 the loan amounted to PLN 56,331. Interest rate is one, three or six months WIBOR (depending on the tranche) + bank margin. Financing the acquisitions of entities operating in IT sector was the purpose of this loan. The loan is secured on:

- blank promissory note
- mortgage on the property owned by Mr. Ryszard Krauze (Chief Executive Officer and President of the Management Board of the Prokom Software S.A. and Prokom Investments S.A.) up to the limit of PLN 75,000
- mortgage on the property owned by the Group located in Gdynia-Orłowo up to the limit of PLN 40,600

The loan needs to be repaid on 18 May 2006.

Bank loan (2) from Bank Przemysłowo-Handlowy PBK S.A

This loan from Bank Przemysłowo-Handlowy PBK S.A represents one year revolving credit facility denominated in PLN with the maximum amount of PLN 200,000 and an interest rate of one month WIBOR + bank margin. The agreement was signed on 19 May 2003. The purpose of the facility is to repay all the outstanding loans at Bank Przemysłowo-Handlowy PBK S.A. and to finance current activities of the Company. The facility is secured by the mortgage on the property not owned by the Group up to the value of PLN 120,000 and by transfer of rights from a trade contract.

Expressed in Polish Złoty (PLN) all amounts in thousands

Loan from Raiffeisen Bank Polska S.A.

This loan is denominated in PLN and was granted on 17 April 2003. The purpose of the loan was financing current activities of the Group.

The loan facility may be drawn up to the maximum amount of PLN 90,000 and bears an interest rate of one week WIBOR + bank margin. The loan must be repaid until 31 October 2005. The loan is secured by a blank promissory note, transfer of rights to the Company's bank account maintained in Raiffeisen Bank Polska S.A. and transfer of rights to receivables from selected trade contracts.

Loan from HVB Bank Czech Republic, a.s.

Bank Loan from HVB Bank Czech Republic represents long term credit amounted to CZK 213 631 thousand (30 464 PLN). The interest rate is 4,50%-5,60%. The purpose of the facility was to buy IT business from PVT, a.s. in April 2004. The repayment day is 30 June 2006.

The long term borrowings are carrying appropriate fair values since all the above loans bear floating market interest rates.

7. Short-term borrowings

	30 June 2004 unaudited	31 December 2003
Short term loans (a)	13 839	15 966
Short term debt securities (b)	222 510	260 589
	236 349	**276 555**

a. Short-term bank loans

	30 June 2004 unaudited	31 December 2003
Bank loan from Bank Przemysłowo-Handlowy PBK S.A. - current portion of long term loan (Note 6)	3 016	-
Bank loan from Bank Przemysłowo-Handlowy PBK S.A. - current portion of long term loan (Note 6)	1 860	-
Revolving credit facility from Bank Zachodni WBK S.A.	-	10 765
Bank overdraft from Bank Zachodni WBK S.A.	-	1 577
HVB Bank Czech Republic a.s. - current portion of long term loan (Note 6)	4 542	-
Other	4,421	3 624
	13 839	**15 966**

The short term borrowings are carrying appropriate fair values since all the above loans bear floating market interest rates.

b. Short term debt securities

	30 June 2004 unaudited	31 December 2003
Convertible bonds	158 093	170 986
Corporate bonds	64 417	89 109
Other	-	494
	222 510	260 589

Convertible bonds

Convertible bonds

On 17 September 2001 the Shareholders passed a resolution to issue 20,000 bearer bonds with a par value of PLN 10,000 each (not in thousands) convertible into ordinary bearer E-series shares.

These bonds were issued on 7 December 2001 based on the following terms:

Nominal value (in PLN per bond - not in thousands)	10,000
Exercise price (in PLN per bond - not in thousands)	10,000
Interest rate per annum (fixed)	9% per annum (365 days)
Interest period	6 months
Maturity	7 December 2004
Conversion rate to shares (in PLN per bond – not in thousands)	149.25
Conversion rate to shares (number of shares per bond - not in thousands)	67
Conversion period	semi annually until maturity
Additional premium payable at maturity	Nominal value plus 8% bonus
Amount paid prior to maturity if the terms of the issue are not fulfilled	Nominal value plus 12% bonus
Deadlines for submitting declarations to convert bonds into shares:	
First date of conversion	14 December 2001
Following dates	6 months after the date of allocation, however not later than 45 days before maturity

The Group performed valuation of debt security instrument i.e. convertible bonds based on the valuation of the fair value of equity component of this instrument, as of 7 December 2001 and through determining the value of this option as the difference between the value of compound instrument and the value of a debt component („hypothetical bond"). The basis for the comparison was the amount of debt resulting from the issuance by the Company of commercial papers on 7 December 2001. The risk attached to this debt was similar to the risk attached to convertible bonds, however the maturity of commercial papers was shorter. Given the above, the Group additionally used the margin comparison method of long- and short-term financial instruments on the financial market. Such calculated IRR for bonds was 11.63% and was higher than the IRR calculated for hypothetical bonds and amounting to 10.82%. With this level of IRR for hypothetical bonds, the value of convertible bond would approximate the nominal value of issued bonds and the balance of equity component would be zero.

On the basis of data relating to alternative financing instruments and the available market interest rates at the time of the issue of convertible bonds, the Management of the Company, based on the analysis performed, stated that it is not necessary to separate and recognize the value of the equity component relating to the above convertible bonds.

Expressed in Polish Zloty (PLN) all amounts in thousands

In the first half of 2004 the bondholders converted 1,487 convertible A-series bonds into 99,629 E-series ordinary bearer shares of the Company with the nominal value of PLN 1 per share. As at 30 June 2004 the Group's liability resulting from the issue of convertible bonds amounted to PLN 158,093.

Corporate bonds

Commercial papers issued by the Group bear an annual interest rate of 5.8-6.7%. These commercial papers are short term in nature with an average maturity of 200 days. The nominal value of commercial papers issued by the Group as at 30 June 2004 is PLN 66.560.

The fair values of short term commercial papers are based on discounted cash flows using a discount rate based on the borrowing rate which the directors believe would be available to the Group at the balance sheet date and approximate their carrying value.

Expressed in Polish Zloty (PLN) all amounts in thousands

8. Segmental information

	Software implementation six months ended 30 Jun 2004 unaudited	Software implementation six months ended 30 Jun 2003 unaudited	Internet activities and six months ended 30 Jun 2004 unaudited	Internet activities and six months ended 30 Jun 2003 unaudited	Total six months ended 30 Jun 2004 unaudited	Total six months ended 30 Jun 2003 unaudited
Total sales	690 396	690 479	5 353	8 991	695 749	699 470
Inter-segmental sales	(45 218)	(4 427)	-	(1 989)	(45 218)	(6 416)
External sales	645 178	686 052	5 353	7 002	650 531	693 054
Segment result	43 484	75 844	(120)	(5 356)	43 364	70 488
Non allocated operating expenses					(20 228)	(20 832)
Operating profit					23 136	49 656
Share of result of associates	(68)	(1 268)	79	(2 852)	11	(4 120)
Financial income / (expenses), net					(11 820)	26 838
Dilution loss on subsidiary / associate					(8 497)	(5 041)
Profit before taxation					2 830	67 333
Taxation					(7 988)	(30 214)
Minority interest					205	(7 438)
Net profit / (loss)					**(4 953)**	**29 681**

Expressed in Polish Zloty (PLN) all amounts in thousands

8. Segmental information (continued)

	Software implementation as at 30 June 2004 unaudited	Software implementation as at 31 Dec 2003	Internet activities as at 30 June 2004 unaudited	Internet activities as at 31 Dec 2003	Total as at 30 June 2004 unaudited	Total as at 31 Dec 2003
Segment assets	1 380 062	1 311 967	4 575	32 926	1 384 637	1 344 893
Investment in associated undertakings	27 461	26 230	158	79	27 619	26 309
Other non allocated group assets					255 732	259 124
Total consolidated assets					**1 667 988**	**1 630 326**
Segment liabilities	393 188	476 770	4 832	12 974	398 020	489 744
Non allocated group liabilities					458 412	315 700
Total consolidated liabilities					**856 432**	**805 444**
Capital expenditures	53 086	67 634	65	875		
Depreciation of fixed assets	21 844	41 209	112	1 413		
Other non cash expenses	7 843	24 090	149	627		

Expressed in Polish Złoty (PLN) all amounts in thousands

8. Segmental information (continued)

Analysis of sales by category:

	Six months ended 30 June 2004 unaudited	Six months ended 30 June 2003 unaudited
Software implementation:		
Sales of software licenses	60 888	57 397
Implementation and maintenance services	309 516	315 155
Other services	25 695	7 359
Computer hardware	140 408	230 578
Computer software	78 663	62 967
Other trading goods	30 008	12 596
	645 178	**686 052**
Internet activities:		
sale of services	4 102	3 474
sale of computer hardware and software	1 251	3 528
	5 353	**7 002**
External sales	**650 531**	**693 054**

Expressed in Polish Zloty (PLN) all amounts in thousands

9. Related party transactions

a. Related party receivables and investments

	30 June 2004 unaudited	31 December 2003
Amounts due from Prokom Investments S.A.	313 255	313 529
Trade receivables from other related parties - included in trade receivables	2 942	7 988
Loans to directors	539	530
Other receivables from other related parties - included in other receivables	2 395	12
Held for trading investments in related parties	-	10 559
Short term loans granted – included in other receivables	-	509
Other	969	-
	320 100	**333 127**
Less long term portion - held to maturity investments	(283 325)	(283 604)
Less long term portion - receivables	(9 288)	(9 288)
Less long term loans - receivables	(539)	(530)
	26 948	**39 705**

Amounts due from Prokom Investments S.A.

Amounts due from Prokom Investments S.A. are as follows:

	30 June 2004 unaudited	31 December 2003
Commercial papers - included in held to maturity investments (i)	283 325	283 604
Advance for lease of office space- included in other current receivables (ii)	19 797	19 797
Funding for joint real estate projects (apartments)- included in other current receivables (iii)	793	793
Funding for real estate projects (apartments) - included in other current receivables	7 686	7 686
Deposits- included in long term receivables	1 601	1 602
Trade receivables	53	47
	313 255	**313 529**
Less long term portion - held to maturity investments	(283 325)	(283 245)
Less long term portion - receivables	(9 288)	(9 288)
	20 642	**20 996**

Prokom Investments S.A. is a minority shareholder of the Company owning 12.07% as at 30 June 2004. The President of the Management Board of the Company and Chief Executive Officer – Mr. Ryszard Krauze is also the The President of the Management Board and Chief Executive Officer of Prokom Investments S.A. and is a majority shareholder of this company (including indirect interest). The principal activity of Prokom Investments S.A. is investing in real estate undertakings and in companies operating in the following businesses: real estate developments, biotechnology, building construction, banking and other.

Expressed in Polish Zloty (PLN) all amounts in thousands

9. Related party transaction (continued)

(i) Prokom Investments S.A. commercial papers are presented as held to maturity investments. Prokom Investments S.A. commercial papers are short term as determined by maturity of each individual paper (up to twelve months). However, in 2003 and in first 6 months of 2004 most of the redeemed issues were replaced by new. In 2002 the Company and Prokom Investments S.A. renegotiated payment terms in respect of commercial papers. As a result, commercial papers were reclassified to non-current assets, however detailed timing of repayments was not specified. The management of the Company expects to continue to renew these investments for the foreseeable future. Commercial papers issued by Prokom Investments S.A. outstanding as at 30 June 2004 bear an average interest of 6.6 % (6.5 % in 2003). The management of the Company, based on analysis of recent financial statements of Prokom Investmets S.A. and other documents, believes that there are no circumstances or events that could influence adversely the recoverability of that asset.

As at 30 June 2004, Prokom Software SA. held the following commercial papers of Prokom Investments S.A., issued by Raiffeisen Bank Polska S.A. and sold by the bank in its own name:

	Nominal value	Carrying amount	Maturity	Profitability [360 days]
	34,000	33,920	14-07-2004	6.60%
	50,000	49,881	14-07-2004	6.60%
	50,000	49,881	14-07-2004	6.60%
	50,000	49,881	14-07-2004	6.60%
	50,000	49,881	14-07-2004	6.60%
	50,000	49,881	14-07-2004	6.60%
Total	**284,000**	**283,325**		

(ii) In July 1999, the Company signed an office space lease contract with Prokom Investments S.A. The Company advanced PLN 19,797 to Prokom Investments S.A. as a guarantee payment in respect of the lease. The amount bears no interest. It is to be repaid before the end of 2004.

(iii) On 3 March 2003, Prokom Software S.A. and Prokom Investments S.A. made a final settlement of the joint venture agreement which related to the construction of an apartment building in Gdynia Orłowo. As a result of this settlement, Prokom Software S.A. became the owner of this apartment building and received its share in profits from the sale of other apartments. Total balance of this settlement was PLN 38.9 million, of which PLN 0.8 million was the amount which Prokom Software S.A. received in respect of its share in the profit from the sale of apartments. The Management Board intends to use the new apartments as the hotel base for parties co-operating with the Company on its projects.

Expressed in Polish Złoty (PLN) all amounts in thousands

9. Related party transaction (continued)

Receivables from other related parties

	30 June 2004 unaudited	31 December 2003
Companies related to PVT Prokom, a.s.	1 029	-
Postdata S.A. (associate)	1 658	7 489
Incenti S.A. (associate)	71	396
Other	184	103
	2 942	**7 988**

Receivables from other related parties consist mostly of trade receivables from associates. These receivables relate to sales of services and products, which were carried out on commercial terms and conditions and at market prices.

Salaries and Loans to directors

Loans to directors comprise a loan granted to a Management Board member in the amount of PLN 539 (PLN 530 as at 31 December 2003). The loan matures on 31 December 2006 and bears an interest of 2% p.a. The loan is unsecured. The loan is included in long term receivables.

Remuneration for the members of Management and Supervisory Board of the Company paid out in the reporting period was as follows:

	30 June 2004 unaudited	31 December 2003
Management Board – Prokom Software S.A.	3 914	12 153
Supervisory Board – Prokom Software S.A.	172	349
Management Board – subsidiaries or affiliates	-	151
Supervisory Board – subsidiaries or affiliates	3	-
Total	**4 089**	**12 653**

b. Related party payables

	30 June 2004 unaudited	31 December 2003
Postinfo Sp. z o.o.	400	-
Incenti S.A. (associate)	34	1 017
Prokom Investments	118 311	468
Other	83	153
	118 828	**1 638**

Expressed in Polish Złoty (PLN) all amounts in thousands

9. Related party transaction (continued)

Amounts due to Prokom Investments S.A.

	30 June 2004 unaudited	31 December 2003
Trade payables	1 970	468
Financial Lease (i)	116 341	-
	118 311	**468**

(i) Office building of new headquarters of Prokom Software S.A. in Gdynia

On 15 November 2001 Prokom Software S.A. signed with Prokom Investments S.A. an annex to the agreement dated 5 July 1999 for the lease of the building located at Podolska Street in Gdynia. According to the annex the lease period is 10 years. The monthly lease payments were set at the equivalent of EUR 555 thousand for the whole building with the capacity of 19,995 square meters. In July 2004 the following annex was signed, which decreased the charge for one square meter from EUR 26 to EUR 23.4, which meant that the monthly lease charge was reduced to EUR 545 thousand. Total future lease commitments of Prokom Software S.A. for the period of 9.5 years (starting from 1 July 2004) amounts to EUR 62 million (PLN 282 million according to the average exchange rate of the National Bank of Poland as at 30 June 2004). According to the annex signed on 20 March 2003 the lease commenced on 1 January 2004.

The Company started to use the building in July 2004. According to Prokom Software S.A. the lease agreement qualifies as the finance lease and therefore the building was included in the balance sheet of the Company. The value of the building amounts to PLN 153 million and was determined on the basis of the valuation conducted by an independent expert. The additional investments in the third party's building at Podolska Street amounted to PLN 26 million as at 30 June 2004 and are included in the above market value of the building. The building will be depreciated over 114-months period.

The depreciation is charged from the date of actual usage, i.e. from 1 July 2004. The balance sheet value of finance lease liability to Prokom Investments S.A. is 116 341 and includes 4 985 short term financial lease liability.

Expressed in Polish Zloty (PLN) all amounts in thousands

9. Related party transaction (continued)

c. Revenues from sale of products and services

	6 months ended 30 June 2004 unaudited	6 months ended 30 June 2003 unaudited
Prokom Investments S.A.	54	1 325
Postdata S.A. (associate)	20 773	22 248
Incenti S.A. (associate)	254	7 813
Wirtualna Polska S.A. (former associate)	-	36
Koma Nord Sp. z o.o. (indirect subsidiary)	431	-
Companies related to PVT Prokom, a.s.	476	-
ce-market.com S.A. (former associate)	-	210
Other	634	348
	22 622	**31 980**

The above sales were carried out on commercial terms and conditions at market prices.

d. Financial income / (expenses) net

	6 months ended 30 June 2004 unaudited	6 months ended 30 June 2003 unaudited
Prokom Investments S.A. (interest on commercial papers)	9 158	10 672
Prokom Investments S.A. (commission on bank loan guarantee paid to Prokom Investments S.A.)	-	(1 185)
Ryszard Krauze (commission on providing security for the bank loan)	-	(1 326)
Other	-	109
	9 158	**8 270**

On 15 May 2003, Prokom Software S.A. entered into an agreement with Mr Ryszard Krauze, under which Prokom Software S.A. will be required to pay Ryszard Krauze a remuneration amounting to 1.6% of the maximum mortgage which was established up to the amount of PLN 75 million and which runs from 28 October 2002. This remuneration is in respect of pledging Ryszard Krauze's property as collateral for two bank loans granted to Prokom Software S.A. by Bank Przemysłowo - Handlowy PBK S.A.

Expressed in Polish Złoty (PLN) all amounts in thousands

9. Related party transaction (continued)

e. External services costs

	6 months ended 30 June 2004 unaudited	6 months ended 30 June 2003 unaudited
Prokom Investment S.A.	14 358	12 095
Incenti S.A. (associate)	-	34
Other	1	96
	14 359	**12 225**

The services purchased from Prokom Investments S.A. comprise:

	6 months ended 30 June 2004 unaudited	6 months ended 30 June 2003 unaudited
Rental of cars	610	363
Rental of office space	11 861	9 580
Marketing costs	198	174
Other	1 689	1 978
	14 358	**12 095**

Rentals of cars and office space were carried out on commercial terms and conditions and at market prices.

f. Commitments and contingencies

Commitments

The future minimum lease payments under non-cancelable leases are as follows:

	30 June 2004 unaudited	31 December 2003
Amounts falling due:		
In less than 1 year	40 656	41 995
After 1 year and not later than 5 years	162 621	167 977
Later than 5 years	157 360	184 383
	360 637	**394 355**

The future minimum lease payments comprise mainly commitments for lease of office space. In July 1999, the Company signed an office space lease contract with Prokom Investments S.A. and advanced PLN 19,797 as a guarantee payment in respect of the lease (Note 9a(ii)).

Expressed in Polish Złoty (PLN) all amounts in thousands

10. Contingencies

Related parties contingencies are described in Note 9f.

A tax control of CIT (years 1998-2001) and VAT (years 1999-2001) are currently taking place in Softbank S.A. Till 30 September 2004 the final result of this control was unknown. As the effect tax liabilities presented in these condensed consolidated financial statements may be subject to future changes.

Based on analyses made by tax experts, the Management Board of the Company, states that risk of negative result of this control is low. The Group is unable to reliable estimate this contingent liability.

The Company received the decision from the Tax Office in Gdańsk concerning a tax control of CIT and VAT (year 2001). As the result of this control the underpayment of CIT and VAT together with penalty interest was set. The amount of the underpayment is PLN 5,3 million. In previous periods the Company made provisions against predicted results of this control in amount of PLN 1,8 million. In the six month period ended 30 June 2004 additional provision against remaining part of the future undisputable tax liability amounted to PLN 3,2 million was created.

The subsidiary of the Company, Epsilio S.A., has a contingent liability of approximately PLN 6 million connected with bankruptcy proceedings of Apexim S.A. The management of Epsilio S.A. evaluate the probability of realisation of this contingent liability as low.

Expressed in Polish Złoty (PLN) all amounts in thousands

11. Commitments

Commitments to related parties are disclosed in Note 9f

Lease commitments

Commitments to non-related parties are future minimum lease payments under non-cancelable operating leases:

	30 June 2004 unaudited	31 December 2003
Amounts falling due:		
In less than 1 year	6 372	6 368
After 1 year and not later than 5 years	15 909	16 834
Later than 5 years	11 761	13 210
	34 042	**36 412**

Capital commitments

As at 30 June 2004 there were no significant capital commitments.

Expressed in Polish Zloty (PLN) all amounts in thousands

12. Group information

a. Group companies

Entity's name	Ownership interest 30 June 2004	Proportion of voting rights executed 30 June 2004	Ownership 31 December 2003	Proportion of voting rights executed 31 December 2003
Subsidiaries:				
Combidata Poland Sp. z o.o.	83,80%	83,80%	83,80%	83,80%
Edison S.A. *	52,00%	51,70%	49,60%	49,60%
Internet Wizards Sp. z o.o. *	95,60%	95,10%	91,20%	91,20%
Koma S.A.	75,00%	75,00%	75,00%	75,00%
OptiX Polska Sp. z o.o.	60,00%	66,80%	60,00%	66,80%
Prokom Internet S.A.	99,60%	99,10%	95,00%	95,00%
PUP SPIN Sp. z o.o. ***	66,90%	66,90%	51,11%	51,11%
Safe Computing Sp. z o.o. *	99,60%	99,10%	95,00%	95,00%
Stopklatka Sp. z o.o. *	95,00%	94,50%	90,67%	90,67%
The Polished Group S.A. *	99,60%	99,10%	95,00%	95,00%
ZETO Sp. z o.o.	100,00%	100,00%	100,00%	100,00%
Softbank S.A.	25,00%	25,00%	22,85%	22,85%
bezpieczeństwo.pl Sp. z o.o. **	25,00%	25,00%	22,85%	22,85%
Mediabank S.A. **	25,00%	25,00%	22,85%	22,85%
ZUI Novum Sp. z o.o. **	12,80%	12,80%	11,70%	11,70%
Saba Grupa Softbank S.A. **	0,00%	0,00%	22,85%	22,85%
Sawan Grupa Softbank S.A. **	15,00%	15,00%	13,70%	13,70%
Softbank Serwis Sp. z o.o. **	25,00%	25,00%	22,85%	22,85%
Zeto-Rodan Sp. z o.o. **	0,00%	0,00%	11,70%	11,70%
Epsilio S.A.	25,00%	25,00%	22,85%	22,85%
PVT Prokom a.s.	100,00%	100,00%	100,00%	100,00%
Associates:				
Ad. net S.A. *	32,10%	31,90%	30,60%	30,60%
ce-market.com S.A. *	0,00%	0,00%	46,70%	46,80%
Incenti S.A.	49,00%	49,00%	49,00%	49,00%
Postdata S.A.	49,00%	49,00%	49,00%	49,00%
NetPower S.A. **	12,30%	12,30%	11,20%	11,20%

* percentage owned indirectly via Prokom Internet S.A.
** percentage owned indirectly via Softbank S.A.
*** percentage owned after registration of shares redemption

All subsidiaries and associates are incorporated in Poland except PVT Prokom.

Principal activities of associates are as follows:

- internet services: Ad. net S.A., NetPower S.A.;
- software implementation: Incenti S.A., Postdata S.A.

The following subsidiaries and associates have not been consolidated due to immateriality to the Group: Prokom B2B S.A., Ready Sp. z o.o., Multitrade S.A., Koma Nord Sp. z o.o., Postinfo Sp. z o.o., Spinord Sp. z o.o., Saba Serwis Sp. z o.o.

Expressed in Polish Zloty (PLN) all amounts in thousands

12. Group information (continued)

Reasons for consolidating Softbank S.A. as a subsidiary using its present ownership interest: according to the Articles of Incorporation of Softbank S.A. it is not necessary to have at least 50% of voting rights to control this company. Any shareholder who holds at least 25% of voting rights has the ability to control Softbank S.A. as it is able to control the composition of the management board and supervisory board (is able to nominate 3 of 5 members of the supervisory board, except situation, when more than one shareholder holds more than 25% shareholding in Softbank S.A.), the latter which is effectively Softbank's governing body.

b. Significant acquisitions

Softbank S.A.

On 6 February 2004 the Company acquired additional shareholding in Softbank S.A. which constituted 2,14% of the share capital and total voting rights. As the result of this transaction the Company holds 25.00% of Softbank's share capital and is entitled to execute 25.00% of total voting rights at AGM.

The following is the calculation of goodwill that has arisen as the result of the transaction:

Total purchase consideration	13 685
Fair value of net assets acquired at the date of acquisition	(2 742)
Goodwill on acquisition	**10 943**

Total purchase consideration shown in the above calculation includes valuation of the option relating to the amount of shares acquired and brokerage commission.

Expressed in Polish Złoty (PLN) all amounts in thousands

PVT Prokom a.s.

On 30 April 2004 PVT Prokom a.s. acquired IT Business from PVT a.s. After that transaction PVT Prokom a.s. became material to the Group. The Group started to consolidate PVT Prokom a.s. effectively from 1 May 2004.

Details of fair values of net assets acquired and goodwill are as follows:

The assets and liabilities arising from the acquisition are as follows:	
Fixed assets	35 104
Trade receivables and other	35 761
Inventories	3 343
Cash and cash equivalents	9 786
Trade payable	(11 791)
Government payables	(2 292)
Other liabilities	(60 068)
Other assets and liabilities	(9 714)
Fair value of net assets at the date of acquisition	129
Minority shareholders' interest	-
Fair value of net assets acquired	**129**
Goodwill	6 520
Total purchase consideration	**6 649**
Less purchase consideration non satisfied in cash	**(6 649)**
	-
less cash acquired	**(9 786)**
Cash outflow (inflow) on acquisition	**(9 786)**

c. **Share redemption in Spin**

In the six months period ended 30 June 2004, Spin Sp. z o.o. (the Company's subsidiary) has bought its own shares. The purpose of this transaction was redemption of these shares. Result of this transaction is shown below:

Share of net assets after the redemption	23 853
Share of net assets before the redemption	(32 040)
other costs related to redemption of shares	(310)
Loss on redemption of shares	**(8 497)**

d. **Planned disposal of internet activities segment**

In 2003 the Board of Directors of Prokom Software S.A. announced a plan to dispose of internet activities segment. The disposal is consistent with the Group's long-term strategy to focus its activities in the areas of software systems implementation. The Group is actively seeking a buyer for internet

Expressed in Polish Złoty (PLN) all amounts in thousands

activities segment and hopes to complete the sale by end of 2004. The Group decided to dispose of internet activities segment because its operations are in areas apart from the core business areas (software systems implementation) that from the long-term direction of the Group. The value of assets of internet segment as at 30 June 2004 is 4 575.

e. **Goodwill recognized on the acquisition of Epsilio S.A.**

The Management of the Company believes that the expected revenues and financial results to be achieved, synergy effect of cooperation with other Group entities ensure recoverability of goodwill recognized on the acquisition of Epsilio S.A. in the amount of PLN 25,268 thousand.

13. Changes in estimates

There were no significant changes in estimates of amounts reported in prior financial years.

14. Seasonality and cyclicality

The Group's business is not affected by the seasonal or cyclical fluctuations

15 Post balance sheet events

1. On 23 July 2004 the Management Board of the Warsaw Stock Exchange passed the resolution on floatation of additional 72,524 F-series ordinary bearer shares of Prokom Software S.A. These shares would be listed on the WSE's main market under the code PLPROKM00047 on 30 July 2004 providing that the National Deposit for Securities would assimilate them on that date with 13,632,890 shares already listed under the code PLPROKM00013.

2. On 28 July 2004 the District Court of Warsaw registered the share capital increase of Prokom Software S.A. of 66,129 E-series shares (issued on the basis of the resolution of the General Shareholders' Meeting dated 17 September 2001) resulting from the conversion of 987 A-series convertible bonds. After the registration the share capital of Prokom Software S.A. amounts to PLN 13,890,830 and splits into 13,890,830 shares with the nominal value PLN 1.0 per share, entitling to execute 14,632,494 votes at the General Shareholders' Meeting.

   The current shareholders' structure of Prokom Software S.A. is as follows:
   - 185,416 A-series preference shares (each share conveys five voting rights),
   - 9,814,584 B-series ordinary bearer shares,
   - 2,700,000 C-series ordinary bearer shares,
   - 762,000 D-series ordinary bearer shares,
   - 356,306 E-series ordinary bearer shares,
   - 72,524 F-series ordinary bearer shares.

3. On 23 July 2004 the Supervisory Board of Softbank S.A. dismissed Mr. Jarosław Ogorzałek from the Management Board. The employment contract was cancelled as well. Softbank S.A. is obliged to provide Mr. Jarosław Ogorzałek with cash in the amount of PLN 2,067,997 or with 73,857 shares of Softbank S.A. o nominal value during 90 days from the dismissal's delivery.

4. On 29 July 2004 the proxy right given to Mr. Roman Perkowski by the Management Board of Softbank S.A. was revoked.

5. On 11 August 2004 Softbank S.A. signed the agreement with Zakład Ubezpieczeń Społecznych (ZUS) for the supply of the infrastructure of multiprocessor servers with the hard drive matrix with the total net value of PLN 19,711,047. The hardware was to be delivered within 8 days from the agreement date. The warranty period for the hardware is 36 months. There are

Expressed in Polish Złoty (PLN) all amounts in thousands

contractual penalties for delays in delivery and for cancellation by Softbank S.A. of the agreement for the reasons not affected by ZUS, which might amount to 20% of the contract's value.

6. On 13 August 2004 Prokom Software S.A. signed the annex to the agency agreement with BRE Bank S.A. dated 20 June 2003 regarding the corporate bonds program. The annex increases the maximum value of the program from PLN 200 to PLN 300 million and extends the program's maturity to 3 August 2008.

7. On 7 September 2004 one of the companies of the group of Softbank S.A. signed an agreement in which it committed to purchase 495.000 (not in thousand) shares of Comp Rzeszów S.A. The price per one share was set in the range between 85 and 94 PLN. Softbank planned to acquire 23% of shareholding of Komp Rzeszów S.A.

8. On 9 September 2004 General Shareholders Meeting of Softbank S.A. nominated Maciej Grelawski and Piotr Mondalski to the Supervisory Board of Softbank S.A.

9. On 15 September 2004 Softbank S.A. signed a credit agreement with Bank BPH S.A. The purpose of the agreement was investments credit amounted to PLN 50 million. The purpose of the loan was financing acquisition of Kompap Rzeszów S.A. The interest rate WIBOR 1M plus bank margin. The repayment date is June 2005.

10. On 15 September 2004 Ryszard Krauze, the President of the Company's Mangement Board sold 277,816 shares of the Company. Average price was PLN 165.00 (not in thousand). After this transaction Ryszard Krauze together with Prokom Investments S.A. holds 23,28% of share capital and 25,38% of voting rights in Prokom Software S.A.

11. On 17 September 2004 member of Management Board of Softbank S.A. obtained option to purchase 73.857 shares (not in thousand) of Softbank S.A. till the end of 2004. The price will be 1 PLN (not in thousand) per share.

12. On 23 September 2004 the Company signed a credit agreement with bank Pekao S.A. The purpose of the agreement was bank loan amounted to PLN 50 million. The purpose of the loan was financing of new long term IT contracts. The repayment date is September 2007.

13. On 7 June 2004 plan of merger of PUP Spin Sp. z o.o. and Telmax S.A. was agreed and signed. Telmax will acquire all assets of PUP Spin S.A. As the purchase price, 4.320.921 new shares of Telmax S.A. will be issued to shareholders of Spin S.A. The merger should be completed till the end of October 2004.

Expressed in Polish Złoty (PLN) all amounts in thousands

16. Transformation for IFRS purposes

	Six months ended 30 June 2004 unaudited	Six months ended 30 June 2003 unaudited
PAS basis consolidated net loss	(7 071)	29 353
Depreciation of capitalized shares issuance costs less deferred tax	335	328
Difference in goodwill valuation and amortisation net of deferred tax	(3)	-
Amortised cost valuation difference net of deferred tax	672	-
IAS 29 adjustment to fixed assets	(4)	-
Change of accounting policy in PAS - change of estimates in IFRS	901	-
Goodwill valuation difference	217	
IFRS consolidated net loss	(4 953)	29 681

	30 June 2004 unaudited	31 December 2003
PAS basis consolidated net assets	689 091	682 943
Capitalized shares issuance costs less deferred tax	(1 682)	(2 017)
Amortised cost valuation difference net of deferred tax	318	(354)
Difference in goodwill valuation and amortisation net of deferred tax	1 318	1 321
IAS 29 adjustment to fixed assets	272	-
Change of accounting policy in PAS - change of estimates in IFRS	-	(901)
Goodwill valuation difference	217	-
Other (net)	564	564
IFRS consolidated net assets	690 098	681 556